

SECU 07002021 SION



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
202
SECTION

AB*
3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRINKER CAPITAL SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 WESTLAKES DRIVE SUITE 250
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHIL GREEN 610-407-8352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRESSMAN CIOCCA SMITH
(Name – *if individual, state last, first, middle name*)

1800 BYBERRY ROAD SUITE 1100 (Address) HUNTINGDON VALLEY (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/3/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN COYNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRINKER CAPITAL SECURITIES, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MICHAEL T. LENGE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires December 28, 2003

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2006



Pressman Ciocca Smith

The Vision to See Tomorrow. The Wisdom to Get You There.

Table of Contents



PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brinker Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (the Company), a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brinker Capital Securities, Inc., a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 22, 2007

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

Brinker Capital Securities, Inc.

(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition

December 31, 2006

ASSETS		
Cash and cash equivalents	$	223,429
Deposits with clearing organization		86,976
Investments, at fair value		9,237
Due from affiliate		22,000
Prepaid expenses		31,608
	$	373,250

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	11,579
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		100
Additional paid - in capital		99,905
Retained earnings		261,666
		361,671
	$	373,250

See accompanying notes.

Note A – Business and Organization

Brinker Capital Securities, Inc. ("the Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. advisory clients. The parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services, and First Clearing Corporation ("the clearing brokers").

Note B – Significant Accounting Policies

Revenue Recognition

Commissionable transactions in securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Investments

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected Subchapter S status.

Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

At December 31, 2006, no cash was restricted as there were no such transactions described above.

Note C – Clearing Agreements

The Company has agreements with the clearing firms (the "Brokers") to carry its customer accounts. The Brokers have custody of the Company's securities and, from time to time, cash balances which may be due from the Brokers.

These securities and cash positions serve as collateral for any amounts due to the Brokers as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in its custody.

Note D – Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company's net capital was $260,136, which was $160,136 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 4%.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

Note E – Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carried all of the accounts of such customers.

Note F– Transaction with Related Parties

The Company earned $88,581 in commissions from securities transactions in customer accounts of an affiliate.

At December 31, 2006, the Company had a receivable from the parent in the amount of $22,000.

Certain operational and administrative services are provided to the Company by its parent without charge or cost to the Company. The parent has irrevocably waived its right to bill and collect any amounts for these services for 2006. Accordingly, if the Company operated as independent entity, the results of operations of the Company would have been different from those actually presented.

The Company's fidelity bond coverage is provided by a plan in the name of its parent, which guarantees that it will pay any deductibles to the fidelity bond.

END